Exhibit 99.1

DIRECTORS’ INTERESTS

The Company’s Employee Benefit Trust (“the Trust”) holds a balance of 111,087 Mitchells & Butlers ordinary shares following the exercise of an option by a non-director over 4,700 ordinary shares.

The executive directors of the Company, M.L.Bramley, T.Clarke, A.Hughes and K.Naffah, as potential beneficiaries under the Trust, are technically deemed to be interested in the above balance.

Victoria Penrice
Head of Secretariat
0121 498 6514